# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAIHEAT LIMITED, CIK 0001847075
CUSIP: G7852T145
Title of class of securities: Class A and Class B Ordinary Shares, par value $0.0015 per share
Address of issuer's principal executive offices: #266A South Bridge Road, #02-01, Singapore, Singapore (U0), 058815
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0002011948
Persons authorized to receive notices and communications: Peng Zhang, Sea Meadow House, P.O. Box 116 Road Town,, Tortola, Virgin Islands British (D8), 100097, 1 6263905318

## Reporting persons
- Energy Science Artist Holding Limited (CIK 0002011948): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 642,043; shared voting power 0; sole dispositive power 642,043; shared dispositive power 0; aggregate amount beneficially owned 642,043 (100% of the class)
- Method Wise Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 13,334; shared voting power 0; sole dispositive power 13,334; shared dispositive power 0; aggregate amount beneficially owned 13,334 (0.7% of the class)
- Peng Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 655,377; shared voting power 0; sole dispositive power 655,377; shared dispositive power 0; aggregate amount beneficially owned 655,377 (100% of the class)
  Comment: For box 7, 9 and 11:
  
  Represents 642,043 Class B ordinary shares held by Energy Science Artist Holding Limited and 13,334 class A ordinary shares held by Method Wise Global Limited
  
  For box 13:
  
  Represents 0.7% of class A ordinary shares and 100% class B ordinary shares

## Item 1. Security and Issuer
Title of class of securities: Class A and Class B Ordinary Shares, par value $0.0015 per share
Name of issuer: SAIHEAT LIMITED
Address of issuer's principal executive offices: #266A South Bridge Road, #02-01, Singapore, Singapore (U0), 058815
Comment:
This amendment No.1 to Schedule 13D/A (this "Schedule 13D/A") relates to the Class A ordinary shares, par value $0.0015 per share (the "Class A ordinary shares") and Class B ordinary shares, par value $0.0015 per share (the "Class B ordinary shares"), of SAIHEAT Limited (the "Issuer"), a Cayman Islands exempted company. The address of the Issuer's principal executive office is #266A South Bridge Road, #02-01 Singapore (058815).

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is filed by (i) Energy Science Artist Holding Limited ("Energy Science"), a British Virgin Islands Business Company; (ii) Method Wise Global Limited ("Method Wise"); and (iii) Peng Zhang, the sole shareholder of Energy Science and Method Wise.

Energy Science, Method Wise and Peng Zhang are deemed to be the "Reporting Persons" and, may be referred to herein as each a "Reporting Person".
Residence or business address: The business address for each of the Reporting Person is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: The principal business of each of Energy Science Artist Holding Limited and Method Wise Global Limited is to serve as a holding company. Peng Zhang is a private entrepreneur.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 1, 2025, Risheng Li entered into a share transfer form with Peng Zhang, pursuant to which Risheng Li, as transferor, agreed to transfer his one ordinary share of Energy Science Artist Holding Limited ("Energy Science"), a British Virgin Islands Business Company, representing 100% issued share capital of Energy Science, to Peng Zhang, as transferee (the "First Transaction").

On July 1, 2025, Chuqiao Du entered into a share transfer form with Peng Zhang, pursuant to which Chuqiao Du, as transferor, agreed to transfer his one ordinary share of Method Wise Global Limited a British Virgin Islands Business Company, representing 100% issued share capital of Energy Science, to Peng Zhang, as transferee (the "Second Transaction", together with the "First Transaction", the "Transactions").

The consummation of the Transactions resulted in a change in control of the Issuer, with Peng Zhang becoming the sole controlling shareholder of the Issuer, holding 86.6% voting power in the Issuer.

There was no monetary consideration paid by Mr. Peng Zhang in connection with the Transactions. Subsequent to the Transactions, each of Energy Science and Method Wise is 100% owned and controlled by its sole shareholder, Peng Zhang.

## Item 4. Purpose of Transaction
Purpose of transaction:
See response to Item 3.

Except to the extent provided in this Schedule 13D/A, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of this Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows (11) and (13) of the cover pages to this Schedule 13D/A. The percentage used in Row (13) of the cover page to this Schedule 13D/A is calculated based upon 1,875,190 class A ordinary shares and 642,043 Class B ordinary shares currently outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows (7) through (10) of the cover pages to this Schedule 13D/A.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Schedule 13D/A, each of the Reporting Persons has not effected any transaction in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A ordinary shares or the Class B ordinary shares held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1

Joint Filing Agreement dated July 9, 2025, by and among the Reporting Persons

## Signatures
- Energy Science Artist Holding Limited: /s/ Peng Zhang, Peng Zhang / Director (07/09/2025)
- Method Wise Global Limited: /s/ Peng Zhang, Peng Zhang / Director (07/09/2025)
- Peng Zhang: /s/ Peng Zhang, Peng Zhang (07/09/2025)